

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 8, 2010

Andrew P. Blocher
Chief Financial Officer
Federal Realty Investment Trust
1626 East Jefferson Street
Rockville, Maryland 20852

>   **Re: Federal Realty Investment Trust**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 17, 2010**
>   **File No. 001-07533**

Dear Mr. Blocher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have filed a proxy statement on March 24, 2010. We also note that information required by Part III of your Form 10-K for fiscal year ended December 31, 2009 is incorporated by reference from your proxy statement. Please note that we may have additional comments after we review your disclosure in the proxy statement.

Item 3. Legal Proceedings, page 26

2.   In future filings, please also disclose the name of the court in which the proceedings are pending. Refer to Item 103 of Regulation S-K for guidance.

Exhibit Index

3.   Refer to the three credit agreements filed as exhibits 10.20, 10.24 and 10.36 to the Form 10-K. We note that the agreements, as filed, omit schedules and exhibits to the agreements. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreements with your next quarterly report or tell us why you believe the agreements are no longer material to investors.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at with any other questions.

Sincerely,

Tom Kluck
Branch Chief